Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-133252
PROSPECTUS
637,214 Shares

COMMON STOCK

     The selling shareholders named on page 15 may offer for sale up to 637,214 shares of our common stock, which they acquired in connection with our acquisition of substantially all the assets and assumption of certain operating liabilities and contracts of Digital Satellite Services, Inc. We will not receive any proceeds from the sale of the shares by the selling shareholders.
     Our common stock is listed on the New York Stock Exchange under the symbol “MTZ.” On April 11, 2006 the last reported sale price of our common stock on the New York Stock Exchange was $12.20 per share.
     This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 28, 2006.

     You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement or free writing prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the dates of the specific information. Our business, financial condition, results of operations and prospects may have changed since those dates. See “Where You Can Find More Information About MasTec.”

PROSPECTUS SUMMARY
     This prospectus summary highlights information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including “Risk Factors” included below and our consolidated financial statements and related notes included in our most recently filed Form 10-K in each case as updated or supplemented by subsequent periodic reports that we file with the Securities and Exchange Commission, before making an investment decision. Unless the context requires otherwise, as used in this prospectus the terms “MasTec,” “we,” “us,” and “our” refer to MasTec, Inc., a Florida corporation.
Our Company
     We are a leading specialty contractor operating mainly throughout the United States and Canada and across a range of industries. Our core activities are the building, installation, maintenance and upgrade of communications and utility infrastructure and transportation systems. Our primary customers are in the following industries: communications (including satellite television and cable television), utilities and government. We provide similar infrastructure services across the industries we serve. Our customers rely on us to build and maintain infrastructure and networks that are critical to their delivery of voice, video and data communications, electricity and transportation systems.
     We, or our predecessor companies, have been in business for over 70 years. We offer all of our services under the MasTec® service mark and operate through a network of approximately 220 locations and 7,700 employees as of December 31, 2005.
     Our principal executive offices are located at 800 S. Douglas Road, 12th Floor, Coral Gables, FL 33134 and our telephone number is (305) 599-1800. Our website is located at www.mastec.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.
Recent Developments
     In March 2006, we repaid $75 million of our 7.75% senior subordinated notes due February 2008 with a portion of the net proceeds from an equity offering that we completed in January 2006.
     In April 2006 we settled, without payment to the plaintiffs by us, several complaints for purported securities class actions that were filed against us and certain of our officers in the second quarter of 2004. While we believe we would have ultimately been successful in defense of these actions, given the low amount of the settlement, the inherent risk of uncertainty of the legal proceedings, and the substantial time and expense of defending these proceedings, we concluded that entering into the settlement was the appropriate course of action. As part of the settlement, our excess insurance carrier has retained its rights to seek reimbursement from us based on its claim that notice was not properly given under the policy. We believe these claims are without merit and plan to continue vigorously defending this action. We also believe that we have claims against our insurance broker for any losses arising from the notice. See “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2005, as updated or supplemented by subsequent periodic reports we file with the Securities and Exchange Commission and “Risk Factors—We may incur costs due to the complaints that were filed against us and certain of our officers” in this prospectus for additional information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We are making this statement pursuant to the safe harbor provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief, or current expectations of our business and industry. We make statements in this prospectus that are forward-looking. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project” and similar expressions are intended to identify forward-looking statements. They also include statements regarding:
•	our future growth and profitability;

•	our competitive strengths; and

•	our business strategy and the trends we anticipate in the industries and economies in which we operate.
     These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:
•	economic downturns, reduced capital expenditures, consolidation and technological and regulatory changes in the industries we serve;

•	the ability of our customers to terminate or reduce the amount of work or in some cases prices paid for services under many of our contracts;

•	technical and regulatory changes in our customers’ industries;

•	the highly competitive nature of our industry;

•	our ability to attract and retain qualified managers and skilled employees;

•	our dependence on a limited number of customers;

•	the seasonality and quarterly variations we experience in our revenue and profitability;

•	our dependence on a limited number of customers;

•	increases in fuel and labor costs;

•	the restrictions imposed by our credit facility and senior notes; and

•	the other factors referenced in this prospectus, including, without limitation, under “Risk Factors.”
     We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this prospectus, in the documents that we incorporate by reference into this prospectus and in other documents that we file with the Securities and Exchange Commission. We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this prospectus to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

RISK FACTORS
     An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus, as updated or supplemented by our subsequent periodic reports that we file with the Securities and Exchange Commission, before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.
Risks Related to Our Industry and Our Customers’ Industries
An economic downturn or reduced capital expenditures in the industries we serve may result in a decrease in demand for our services.
     Commencing in 2001 and through 2003, the communications industry suffered a severe downturn that resulted in a number of our customers filing for bankruptcy protection or experiencing financial difficulties. The downturn resulted in reduced capital expenditures for infrastructure projects, even among those customers that did not experience financial difficulties. Although our strategy is to increase the percentage of our business derived from large, financially stable customers in the communications and utility industries, these customers may not continue to fund capital expenditures for infrastructure projects at current levels. Even if they do continue to fund projects, we may not be able to increase our share of their business. Bankruptcies or decreases in our customers’ capital expenditures and disbursements could reduce our revenue, profitability or liquidity.
Many of the industries we serve are subject to consolidation and rapid technological and regulatory change, and our inability or failure to adjust to our customers’ changing needs could reduce demand for our services.
     We derive, and anticipate that we will continue to derive, a substantial portion of our revenue from customers in the communications industry. The communications industry is subject to rapid changes in technology and governmental regulation. Changes in technology may reduce the demand for the services we provide. New or developing technologies could displace the wire line systems used for the transmission of voice, video and data, and improvements in existing technology may allow communications providers to significantly improve their networks without physically upgrading them. Additionally, the communications industry has been characterized by a high level of consolidation that may result in the loss of one or more of our customers. Utilities have also entered into a phase of consolidation similar to the communications industry which could lead to the same uncertainties.
Our industry is highly competitive which may reduce our market share and harm our financial performance.
     Our industry is highly fragmented, and we compete with other companies in most of the markets in which we operate, ranging from small independent firms servicing local markets to larger firms servicing regional and national markets. We also face competition from existing or prospective customers that employ in-house personnel to perform some of the same types of services we provide. There are relatively few barriers to entry into the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise and skilled personnel may become one of our competitors.
     Most of our customers’ work is awarded through a bid process. Consequently, price is often the principal factor in determining which service provider is selected, especially on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower costs and financial return requirements.

Risks Related to Our Business
We derive a significant portion of our revenue from a few customers, and the loss of one of these customers or a reduction in their demand, the amount they pay or their ability to pay, for our services could impair our financial performance.
     In the year ended December 31, 2005, we derived approximately 31.8%, 10.2% and 10.0% of our revenue from DIRECTV®, BellSouth and Verizon Communications, respectively. In the year ended December 31, 2004, we derived approximately 24.3% and 13.9% of our revenue from DIRECTV® and Comcast Cable Communications, Inc. respectively. In addition, our largest 10 customers accounted for approximately 63.9%, 71.1% and 71.3% of our revenue in the years ended December 31, 2003, 2004 and 2005, respectively.
     Because our business is concentrated among relatively few major customers, our revenue could significantly decline if we lose one or more of these customers or if the amount of business we obtain from them is reduced, which could result in reduced profitability and liquidity. For example, we experienced a decrease of $103.9 million in revenue for Comcast in the year ended December 31, 2005 compared to the same period in 2004 due to the completion of the rebuild and upgrade of their broadband networks in 2004. Our revenue, profitability and liquidity could decline if certain customers reduce the amounts they pay for our services or if our customers are unable to pay for our services. A number of our customers filed for bankruptcy protection or experienced financial difficulties commencing in 2001 through 2003 during the last economic downturn in the communications industry which negatively impacted our revenue, profitability and liquidity. In 2003, 2004 and 2005 total provisions for bad debts aggregated to $8.8 million, $5.1 million and $4.9 million, respectively, and were reflected in part in continuing operations and in part in discontinued operations. As of December 31, 2005, we had remaining receivables from customers undergoing bankruptcy reorganization totaling $14.5 million, of which $8.0 million is included in specific reserves for bad debts, with the remaining amounts expected to be recovered through secured and unsecured claims and enforcement of liens or bonds.
Most of our contracts do not obligate our customers to undertake any infrastructure projects or other work with us.
     A significant portion of our revenue is derived from multi-year master service agreements and other service agreements. Under our multi-year master service agreements and other service agreements, we contract to provide customers with individual project services, through work orders, within defined geographic areas on a fixed fee basis. Under these agreements, our customers have no obligation to undertake any infrastructure projects or other work with us. A significant decline in the projects customers assign us under these service agreements could result in a decline in our revenue, profitability and liquidity.
Most of our contracts may be canceled on short notice, so our revenue is not guaranteed.
     Most of our contracts are cancelable on short notice, ranging from immediate cancellation to cancellation upon 180 days notice, even if we are not in default under the contract. Many of our contracts, including our service agreements, are periodically open to public bid. We may not be the successful bidder on our existing contracts that are re-bid. We also provide a significant portion of our services on a non-recurring, project-by-project basis. We could experience a reduction in our revenue, profitability and liquidity if:
•	our customers cancel a significant number of contracts;

•	we fail to win a significant number of our existing contracts upon re-bid; or

•	we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.
We may not accurately estimate the costs associated with our services provided under fixed-price contracts which could impair our financial performance.
     A substantial portion of our revenue is derived from master service agreements and other service agreements that are fixed price contracts. Under these contracts, we set the price of our services on a per unit or aggregate basis and assume the risk that the costs associated with our performance may be greater than we anticipated. Our profitability is therefore dependent upon our ability to accurately estimate the costs associated with our services. These costs may be affected by a variety of factors, such as lower than anticipated productivity, conditions at the work sites differing materially from what was anticipated at the time we bid on the contract and higher costs of materials and labor. Certain agreements or projects could have lower margins than anticipated or losses if actual costs for our contracts exceed our estimates, which could reduce our profitability and liquidity.

We account for a majority of our projects using units-of-delivery methods or percentage-of-completion, therefore variations of actual results from our assumptions may reduce our profitability.
     For installation/construction projects, we recognize revenue on projects on the units-of-delivery or percentage-of-completion methods, depending on the type of project. We recognize revenue on unit based projects using the units-of-delivery method. Under the units-of-delivery method, revenue is recognized as the units are completed at the contractually agreed price per unit. Our profitability is reduced if the actual cost to complete each unit exceeds our original estimates. We are also required to immediately recognize the full amount of any estimated loss on these projects if the estimated costs to complete the remaining units for the project exceed the revenue to be earned on such units. For certain customers with unit based construction/installation contracts, we recognize revenue only after the service is performed and as the related work orders are approved. Revenue from completed work orders not collected in accordance with the payment terms established with these customers is not recognized until collection is assured. If we are required to recognize a loss on a project, we could experience reduced profitability which could negatively impact our liquidity.
     We recognize revenue on non-unit based fixed price contracts using the percentage-of-completion method. Under the percentage-of-completion method, we record revenue as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs. The percentage-of-completion method therefore relies on estimates of total expected contract costs. Contract revenue and total cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in contract revenue in the fiscal period when such estimates are revised. Estimates are based on management’s reasonable assumptions and experience, but are only estimates. Variation of actual results from estimates on a large project or on a number of smaller projects could be material. We immediately recognize the full amount of the estimated loss on a contract when our estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability which could negatively impact our liquidity. For example, for the years ended December 31, 2004 and 2005 we incurred approximately $7.8 million and $3.3 million, respectively, of losses on percentage-of-completion contracts a part of which were included in continuing operations and a part in discontinued operations.
Amounts included in our backlog may not result in actual revenue or translate into profits.
     Approximately 69.3% of our 18-month backlog at December 31, 2005 was comprised of master service agreements and other service agreements which do not require our customers to purchase a minimum amount of services and are cancelable on short notice. These backlog amounts are based on our estimates and therefore may not result in actual receipt of revenue in the originally anticipated period or at all. In addition, contracts included in our backlog may not be profitable. We may experience variances in the realization of our backlog because of project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond our control. If our backlog fails to materialize, we could experience a reduction in our revenue, profitability and liquidity.
Our business is seasonal and is affected by adverse weather conditions and the spending patterns of our customers, exposing us to variable quarterly results.
     The budgetary years of many of our specialty infrastructure services customers end December 31. As a result, some of our customers reduce their expenditures and work order requests towards the end of the year. Adverse weather conditions, particularly during the winter season, also affect our ability to perform outdoor services in certain regions of the United States and Canada. As a result, we experience reduced revenue in the first and fourth quarters of each calendar year.
     Natural catastrophes such as the recent hurricanes in the United States could also have a negative impact on the economy overall and on our ability to perform outdoor services in affected regions or utilize equipment and crews stationed in those regions, which in turn could significantly impact the results of any one or more of our reporting periods.

We are self-insured against many potential liabilities.
     Although we maintain insurance policies with respect to automobile liability, general liability, workers’ compensation and employee group health claims, those policies are subject to high deductibles, and we are self-insured up to the amount of the deductible. Since most claims against us do not exceed the deductibles under our insurance policies, we are effectively self-insured for substantially all claims. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as other current and non-current liabilities. The determination of such claims and expenses and the appropriateness of the liability is reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If our insurance claims increase or costs exceed our estimates of insurance liabilities, we could experience a decline in profitability and liquidity.
Increases in our insurance premiums or collateral requirements could significantly reduce our profitability, liquidity and credit facility availability.
     Because of factors such as increases in claims (primarily workers’ compensation claims), projected significant increases in medical costs and wages, lost compensation and reductions in coverage, insurance carriers may be unwilling to continue to provide us with our current levels of coverage without a significant increase in insurance premiums or collateral requirements to cover our deductible obligations. For example, in connection with our 2005 insurance program, we paid our insurance carrier $18.0 million for cash collateral. In January 2006, we provided to our insurance carrier a $6.5 million letter of credit related to our 2006 insurance plans. An increase in premiums or collateral requirements could significantly reduce our profitability and liquidity as well as reduce availability under our revolving credit facility.
We may be unable to obtain sufficient bonding capacity to support certain service offerings and the need for performance and surety bonds may reduce our availability under our credit facility.
     Some of our contracts require performance and surety bonds. Bonding capacity in the infrastructure industry has become increasingly difficult to obtain, and bonding companies are denying or restricting coverage to an increasing number of contractors. Companies that have been successful in renewing or obtaining coverage have sometimes been required to post additional collateral to secure the same amount of bonds which reduces availability under our credit facility. We may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude us from being able to bid for certain contracts and successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds in the future, we may be required to post letters of credit in connection with the bonds which would reduce availability under our credit facility. We reported net losses for the years ended December 31, 2003, 2004, and 2005. If we continue to incur net losses, our overall level of bonding capacity could be reduced.
New accounting pronouncements including SFAS 123R may significantly impact our future results of operations and earnings per share.
     Prior to January 2006, we accounted for our stock-based award plans to employees and directors in accordance with APB No. 25, “Accounting for Stock Issued to Employees” under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price. Under this method, we generally did not recognize any compensation related to employee stock option grants we issue under our stock option plans at fair value. In December 2004, the Financial Accounting Standards Board issued SFAS 123R “Share-Based Payment” or SFAS 123R. This statement, which was effective for us beginning on January 1, 2006, will require us to recognize the expense attributable to stock options granted or vested subsequent to December 31, 2005 and will have a material negative impact on our future profitability.
     SFAS 123R will require us to recognize share-based compensation as compensation expense in our statement of operations based on the fair values of such equity on the date of the grant, with the compensation expense recognized over the vesting period. This statement also required us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. We have evaluated the impact of the adoption of SFAS 123R on our results of operations and we expect share-based compensation expense to be at least $2.5 million annually. The actual annual share-based compensation expense could be affected by, among other things, the number of stock options issued annually to employees and directors, volatility of our stock price and the exercise price of the options granted. The adoption of SFAS 123R will have a material negative impact on our profitability. Future changes in generally accepted accounting principles may also have a significant effect on our reported results.
We may incur goodwill impairment charges in our reporting entities which could harm our profitability.
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, or SFAS No. 142, we periodically review the carrying values of our goodwill to determine whether such carrying values exceed the fair market value. In the year ended December 31, 2004, we charged $12.3 million against goodwill in connection with the bankruptcy of our Brazilian subsidiary. In the year ended December 31, 2005, we charged $11.5 million against goodwill related to the decision to sell substantially all of our state Department of Transportation related projects and assets. These impairment charges are included in our consolidated statements of operations under discontinued operations. We may incur additional impairment charges related to goodwill in any of our reporting entities in the future if the markets they serve or their business deteriorates.
We may incur long-lived assets impairment charges which could harm our profitability.
     In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144, we review long-lived assets for impairment. In analyzing potential impairment of our state Department of Transportation related projects and assets we used projections of future discounted cash flows from these assets in 2006 and estimated a selling price by using a weighted probability cash flow analysis based on management’s estimates. These estimates are all subject to changes in the future and if we are not able to sell these projects and assets at the estimated selling price or our cash flow changes because of changes in economic conditions, growth rates or changes in terminal values, we may incur additional impairment charges in the future related to these operations.
We may incur restructuring charges which could reduce our profitability.
     From time to time we review our operations in an effort to improve profitability. We could incur charges in the future as a result of:
•	eliminating service offerings that no longer fit into our business strategy;

•	reducing or eliminating services that do not produce adequate revenue or margin;

•	reducing costs of businesses that provide adequate profit contributions but need margin improvements; and

•	reviewing new business opportunities capable of utilizing our existing human and physical resources.
     All charges related to restructuring would be reflected as operating expenses and could reduce our profitability.
Our revolving credit facility and senior subordinated notes impose restrictions on us which may prevent us from engaging in transactions that might benefit us, including responding to changing business and economic conditions or securing additional financing, if needed.
     At December 31, 2005, we had $195.9 million in senior subordinated notes outstanding due February 2008 under an indenture ($75 million of which we repaid in March 2006) and $0.3 million in other notes payable outstanding. We also have a $150.0 million revolving credit facility of which $4.2 million was outstanding at December 31, 2005 and which was subsequently repaid in January 2006. The terms of our indebtedness contain customary events of default and covenants that prohibit us from taking certain actions without satisfying certain financial tests or obtaining the consent of the lenders. The prohibited actions include, among other things:
•	making investments and acquisitions in excess of specified amounts;

•	incurring additional indebtedness in excess of specified amounts;

•	paying cash dividends;

•	making capital expenditures in excess of a specified amount;

•	creating certain liens against our assets;

•	prepaying our other indebtedness, including the senior subordinated notes;

•	engaging in certain mergers or combinations; and

•	engaging in transactions that would result in a “change of control” (as defined in the credit facility and indenture).
     Our credit facility provides that if our net borrowing base availability falls below $20.0 million we must comply with a minimum fixed charge coverage ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition, Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2005, as updated or supplemented by subsequent periodic reports we file with the Securities and Exchange Commission, for additional information. In the past, we have not been in compliance with certain financial covenants of our credit facility and have had to seek amendments or waivers from our lenders. Should we be unable to comply with the terms and covenants of our credit facility, we would be required to obtain further modifications of the facility or secure another source of financing to continue to operate our business. A default could result in the acceleration of either our obligations under the credit facility or under the indenture relating to the senior subordinated notes, or both. In addition, these covenants may prevent us from engaging in transactions that benefit us, including responding to changing business and economic conditions or securing additional financing, if needed. Our business is capital intensive and, to the extent we need additional financing, we may not be able to obtain such financing at all or on favorable terms, which may decrease our profitability and liquidity.
If we are unable to attract and retain qualified managers and skilled employees, we will be unable to operate efficiently which could reduce our revenue, profitability and liquidity.
     Our business is labor intensive, and some of our operations experience a high rate of employee turnover. At times of low unemployment rates in the areas we serve, it can be difficult for us to find qualified and affordable personnel. We may be unable to hire and retain a sufficient skilled labor force necessary to support our operating requirements and growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses. Additionally, our business is managed by a number of key executive and operational officers and is dependent upon retaining and recruiting qualified management. Labor shortages, increased labor or training costs or the loss of key personnel could result in reduced revenue, profitability and liquidity.
Increases in the costs of fuel could reduce our operating margins.
     The price of fuel needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our contracts do not allow us to adjust our pricing. Accordingly, any increase in fuel costs could reduce our profitability and liquidity.
We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying, us for the related services.
     We use subcontractors to perform portions of our services and to manage work flow. In some cases, we pay our subcontractors before our customers pay us for the related services. If we choose, or are required, to pay our subcontractors for work performed for customers who fail to pay, or delay paying us for the related work, we could experience a decrease in profitability and liquidity.
Our failure to comply with environmental laws could result in significant liabilities.
     Some of the work we perform is in underground environments. If the field location maps supplied to us are not accurate, or if objects are present in the soil that are not indicated on the field location maps, our underground work could strike objects in the soil containing pollutants and result in a rupture and discharge of pollutants. In such a case, we may be liable for fines and damages.
     We own and lease several facilities at which we store our equipment. Some of these facilities contain fuel storage tanks which may be above or below ground. If these tanks were to leak, we could be responsible for the cost of remediation as well as potential fines.
     We sometimes perform directional drilling operations below certain environmentally sensitive terrains and water bodies. Due to the inconsistent nature of the terrain and water bodies, it is possible that such directional drilling may cause a surface fracture releasing subsurface materials. These releases may contain contaminants in excess of amounts permitted by law, potentially exposing us to remediation costs and fines.
     We are currently engaged in litigation related to environmental liabilities in Coos Bay, Oregon. See “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2005, as updated or supplemented by subsequent periodic reports we file with the Securities and Exchange Commission, for additional information.
     In addition, new environmental laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could negatively impact our profitability and liquidity.
Our failure to comply with the regulations of the U.S. Occupational Safety and Health Administration the U.S. Department of Transportation and other state and local agencies that oversee transportation and safety compliance could reduce our revenue, profitability and liquidity.
     The Occupational Safety and Health Act of 1970, as amended, or OSHA, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work, may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations.
     We have, from time to time, received notice from the U.S. Department of Transportation that our motor carrier operations will be monitored and that the failure to improve our safety performance could result in suspension or revocation of vehicle registration privileges. If we cannot successfully resolve these issues, our ability to service our customers could be damaged which could lead to a reduction of our revenue, profitability and liquidity.
Our business is subject to hazards that could result in substantial liabilities and weaken our financial condition.
     Construction projects undertaken by our employees involve exposure to electrical lines, pipelines carrying potentially explosive materials, heavy equipment, mechanical failures and adverse weather conditions. If serious accidents or fatalities occur, we may be restricted from bidding on certain work and certain existing contracts could be terminated. In addition, if our safety record were to deteriorate, our ability to bid on certain work could suffer. The occurrence of accidents in our business could result in significant liabilities or harm our ability to perform under our contracts or enter into new contracts with customers, which could reduce our revenue, profitability and liquidity.

Many of our communications customers are highly regulated and the addition of new regulations or changes to existing regulations may adversely impact their demand for our specialty contracting services and the profitability of those services.
     Many of our communications customers are regulated by the Federal Communications Commission. The FCC may interpret the application of its regulations to communication companies in a manner that is different than the way such regulations are currently interpreted and may impose additional regulations. If existing or new regulations have an adverse affect on our communications customers and adversely impact the profitability of the services they provide, then demand for our specialty contracting services may be reduced.
Claims, lawsuits and proceedings could reduce our profitability and liquidity and weaken our financial condition.
     We are subject to various claims, lawsuits and proceedings which arise in the ordinary course of business. Claimants may seek large damage awards and defending claims can involve significant costs. When appropriate, we establish reserves against these items that we believe to be adequate in the light of current information, legal advice and professional indemnity insurance coverage, and we adjust such reserves from time to time according to case developments. If our reserves are inadequate, or if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure, we could experience a reduction in our profitability and liquidity. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business. See “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2005, as updated or supplemented by subsequent periodic reports we file with the Securities and Exchange Commission, for additional information.
Acquisitions involve risks that could result in a reduction of our profitability and liquidity.
     We have made, and in the future plan to make, strategic acquisitions. However, we may not be able to identify suitable acquisition opportunities or may be unable to obtain the consent of our lenders and therefore not be able to complete such acquisitions. We may decide to pay for acquisitions with our common stock which may dilute your investment in our common stock or decide to pursue acquisitions that investors may not agree with. In addition, acquisitions may expose us to operational challenges and risks, including:
•	the ability to profitably manage additional businesses or successfully integrate the acquired business operations and financial reporting and accounting control systems into our business;

•	increased indebtedness associated with an acquisition;

•	the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions or unforeseen internal difficulties;

•	the availability of funding sufficient to meet increased capital needs;

•	diversion of management’s attention; and

•	the ability to hire qualified personnel required for expanded operations.
     A failure to successfully manage the operational challenges and risks associated with or resulting from acquisitions could result in a reduction of our profitability and liquidity. Borrowings associated with these acquisitions may also result in higher levels of indebtedness which could impact our ability to service the debt within the scheduled repayment terms.

Risks Related to Our Company and Our Common Stock
We may incur costs due to the complaints that were filed against us and certain of our officers.
     In the second quarter of 2004, several complaints for a purported securities class action were filed against us and certain of our officers. We have settled these actions without payment to the plaintiffs by us. As part of the settlement, our excess insurance carrier has retained its rights to seek reimbursement of $2 million from us based on its claim that notice was not properly given under the policy. The derivative action based on the same factual predicate as the purported securities class actions which was filed by a shareholder in December 2004 and the related SEC informal inquiry, remain unresolved. We may be unable to successfully resolve these disputes without incurring significant expenses. See “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2005, as updated or supplemented by subsequent periodic reports we file with the Securities and Exchange Commission, for additional information.
The market price of our common stock has been, and may continue to be, highly volatile.
     From 2001 to 2003, for example, our common stock fluctuated from a high of $24.75 in the first quarter of 2001 to a low of $1.31 in the first quarter of 2003. During 2004 and 2005, our common stock fluctuated from a high of $16.50 to a low of $3.63. We may continue to experience significant volatility in the market price of our common stock.
     Numerous factors could have a significant effect on the price of our common stock, including:
•	announcements of fluctuations in our operating results or the operating results of one of our competitors;

•	future sales of our common stock or other securities;

•	announcements of new contracts or customers by us or one of our competitors;

•	market conditions for providers of services to communications companies, utilities and government;

•	changes in recommendations or earnings estimates by securities analysts; and

•	announcements of acquisitions by us or one of our competitors.
     In addition, the stock market has experienced significant price and volume fluctuations in recent years that have been unrelated or disproportionate to the operating performance of companies. The market price for our common stock has been volatile and could also cause the market price of our common stock to decrease and cause you to lose some or all of your investment in our common stock.
A small number of our existing shareholders have the ability to influence major corporate decisions.
     Jorge Mas, our Chairman, and other members of his family who are employed by MasTec beneficially own approximately 34.17% of the outstanding shares of our common stock as of April 5, 2006. Accordingly, they are in a position to influence:
•	the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

•	the nomination of individuals to our Board of Directors; and

•	a change in our control.
     These factors may discourage, delay or prevent a takeover attempt that you might consider in your best interest or that might result in you receiving a premium for your common stock.

Our articles of incorporation and Florida law contain anti-takeover provisions that may make it more difficult to effect a change in our control.
     Certain provisions of our articles of incorporation and bylaws and the Florida Business Corporation Act could delay or prevent an acquisition or change in control and the replacement of our incumbent directors and management, even if doing so might be beneficial to our shareholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price of our common stock. For example, our Board of Directors is divided into three classes. At any annual meeting of our shareholders, our shareholders only have the right to appoint approximately one-third of the directors on our Board of Directors. Consequently, it will take at least two annual shareholder meetings to effect a change in control of our Board of Directors, which may discourage hostile takeover bids. In addition, our articles of incorporation authorize our Board of Directors, without further shareholder approval, to issue preferred stock. The issuance of preferred stock could also dilute the voting power of the holders of common stock, including by the grant of voting control to others, which could delay or prevent an acquisition or change in control.

USE OF PROCEEDS
     We will not receive proceeds from any sale of common stock by the selling shareholders.
DILUTION
     Our diluted net tangible book value as of December 31, 2005, as adjusted to give effect to our public offering of 14,375,000 shares of common stock in January 2006 and our acquisition of Digital Satellite Services, Inc. in January 2006, including the private placement of 637,214 shares of common stock (the resale of which is being registered pursuant to this registration statement) issued as part of the purchase price for the acquisition, was approximately $185.0 million, or $2.88 per share of common stock. Adjusted diluted net tangible book value per share represents our total tangible assets less our total liabilities as of December 31, 2005, divided by the aggregate number of shares of our common stock outstanding as of December 31, 2005, in each case as adjusted to give effect to the public offering and Digital Satellite Services, Inc. acquisition described above. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and our adjusted diluted net tangible book value per share at December 31, 2005. At an assumed public offering price of $12.20 per share, the last reported sale price of our common stock on April 11, 2006 on the New York Stock Exchange, new investors would experience an immediate dilution of $9.32 per share. Purchasers of our common stock offered pursuant to this prospectus will suffer immediate and substantial dilution in net tangible book value per share. The following table illustrates the dilution to new investors.

Public offering price per share	$12.20
Adjusted diluted net tangible book value per share as of December 31, 2005	2.88

Dilution per share to new investors	$9.32

SELLING SECURITY HOLDERS
     The selling shareholders acquired the 637,214 shares of common stock being offered by this prospectus in connection with our acquisition of substantially all of the assets and assumption of certain operating liabilities and contracts of Digital Satellite Services, Inc. Under the terms of the acquisition, Digital Satellite Services, Inc. initially received 637,214 shares of our common stock which we understand it contributed or distributed to Digital Satellite Services Employee Stock Ownership Trust which then used the shares to repay its debt to the selling shareholders. We understand that each shareholder ultimately received 318,607 shares of our common stock.
     The following table sets forth information with respect to the selling shareholders as of April 5, 2006. All of the information contained in the table below is based upon information provided to us by the selling shareholders and we have not independently verified this information.
     Because each selling stockholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the basis that each selling stockholder will sell all of the shares of common stock owned by that selling stockholder and covered by this prospectus.

				Percentage of
			Number of Shares	Shares Beneficially
	Number of Shares	Number of Shares	Beneficially Owned	Owned After
Selling Stockholder	Beneficially Owned	Offered	After Offering	Offering
Ronald E. Phillips(1)	318,607	318,607	—	*
Dawn M. Phillips(1)	318,607	318,607	—	*

*	Less than one percent

(1)	Since our acquisition of Digital Satellite Services, Inc. in January 2006, Mr. Phillips has been employed by MasTec as a Regional Vice President and Mrs. Phillips has been serving as a consultant of MasTec.

PLAN OF DISTRIBUTION
     We are registering the shares on behalf of the selling shareholders. The selling shareholders (or their pledgees, donees, transferees or other successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may sell their shares offered by this prospectus to purchasers directly. Alternatively, the selling shareholders may offer the shares to or through underwriters, brokers/dealers or agents who may receive compensation in the form of discounts, concessions or commissions from selling shareholders or the purchasers of shares. The selling shareholders may pledge or grant a security interest in some or all of the common stock owned by them and, if any selling shareholders default in the performance of such secured obligations, the pledgees or secured parties may offer and sell the relevant common stock pursuant to this prospectus.
     To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholders.
     The selling shareholders, and any underwriters, brokers/dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of such shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.
     The selling shareholders may sell the shares in one or more transactions:
•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.
     The sale of shares may be effected in transactions, which may involve crosses (in which the same broker acts as agent on both sides of the trade) or block transactions:
•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market, including privately negotiated transactions directly with purchasers or through agents;

•	through the writing of options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	through any combination of the foregoing or by any other legally available means.
     Our common stock is listed on the New York Stock Exchange under the symbol “MTZ”.
     In connection with sales of the shares or otherwise, selling shareholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares in the course of hedging their positions. The selling shareholders may also sell shares short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell shares.
     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, or any other available exemption from registration under the Securities Act may be sold under Rule 144, or any of the other available exemptions rather than pursuant to this prospectus.
     Because the selling shareholders, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, the selling shareholders, may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

     Upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:
•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	such other facts as may be material to the transaction.
     Under agreements that may be entered into by selling shareholders, underwriters who participate in the distribution of shares may be entitled to indemnification by selling shareholders against specified liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in some circumstances, the selling shareholders and control and other persons related to the foregoing persons against specified liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us in specified circumstances, as well as specified related persons, against specified liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by them specifically for use in this prospectus.
     Pursuant to our agreement with the selling shareholders, we will pay all expenses of the registration of the shares, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling shareholders will pay all underwriting discounts and selling commissions, if any associated with the sale of the shares.
     The selling shareholders and their respective affiliates in the ordinary course of their business have provided and may from time to time provide investment and commercial banking or financial advisory services to us and our affiliates, for which they have received or expect to receive customary fees and expenses.
DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of April 5, 2006 we had 64,563,868 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
Common Stock
     Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our shareholders. The holders of our common stock are entitled to receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends. If we liquidate or dissolve, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to shareholders, but only after we have paid all of our debts and liabilities.
     Our common stock has no preemptive rights and no subscription, redemption or conversion privileges and it is not subject to any further calls or assessments by us. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of our Board of Directors eligible for election in any year. See “Description of Capital Stock — Material Provisions of our Articles of Incorporation.” A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.
     As of April 5, 2006, Jorge Mas, our Chairman, and other members of his family who are employed by MasTec beneficially own approximately 34.17% of the outstanding shares of our common stock. They have the power to control our management and affairs. Accordingly, they are in a position to substantially influence:
•	the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

•	the nomination of individuals to our Board of Directors; and

•	a change in our control.
     The Mas family’s ability to exercise significant control over us may discourage, delay or prevent a takeover attempt that you might consider in your best interest and that might result in you receiving a premium for your common stock. All of the outstanding shares of our common stock are fully paid and nonassessable.
     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Preferred Stock
     Our Articles of Incorporation authorize our Board of Directors to:
•	issue preferred stock in one or more series;

•	establish the number of shares to be included in each such series; and

•	fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares.
     The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock it may have the effect of delaying, deferring or preventing a change in our control.
Material Provisions of Our Articles of Incorporation and By-Laws
     Our Amended and Restated Articles of Incorporation and our By-Laws contain material provisions that may make the acquisition of control of us more difficult.
     Business Combinations. Our Amended and Restated Articles of Incorporation contain material provisions which may make it more difficult for a person or entity that is the holder of more than 10% of our outstanding voting stock to force us to approve a “business combination.” For purposes of this discussion, a “business combination” includes any:
•	merger or consolidation of us with or into another corporation;

•	sale or lease of all or any substantial part of our property and assets; or

•	issuance of our securities in exchange for sale or lease to us of property and assets having an aggregate fair market value of $1 million or more.
     Our Amended and Restated Articles of Incorporation require at least 80% of the voting power of all of our outstanding shares entitled to vote in the election of directors, voting together as a single class, to vote in favor of a business combination proposed by any holders of more than 10% of our outstanding voting stock in order for that transaction to be approved. This voting requirement is not applicable to business combinations if either:
•	our Board of Directors has approved a memorandum of understanding with the other corporation with respect to the transaction prior to the time that the other corporation became a holder of more than 10% of our outstanding voting stock; or

•	the transaction is proposed by a corporation of which we are the majority owner.
     Classified Board of Directors and Related Provisions. Our By-Laws provide that the number of our directors will be established from time to time by a majority vote of our Board of Directors and our shareholders. Our By-Laws also provide that our Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of our Board of Directors will be elected each year. These classified board provisions could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders meeting following the date the acquirer obtains its controlling interest.

     Our shareholders may remove any of our directors or our entire Board of Directors if the votes in favor of removal constitute at least a majority of all of our outstanding voting stock entitled to vote. However, our By-Laws also provide that our shareholders may only remove our directors for “cause” and only by a vote at a meeting which is called for the purpose of removing the director or directors. The By-Laws define “cause” as failing to substantially perform one’s duties to us (other than as a result of physical or mental disability) or willfully engaging in gross misconduct injurious to us. If there is a vacancy on our Board of Directors either a majority of our remaining directors or our shareholders may fill the vacancy.
     Shareholder Action By Written Consent. Our By-Laws provide that any actions which our shareholders may take at a shareholders’ meeting can be taken by written consent in lieu of a meeting.
     In order to effect a shareholder action by written consent in lieu of a meeting holders of our outstanding stock having at least the minimum number of votes that would be necessary to authorize the action at a shareholders’ meeting must sign a written consent which states the action to be taken. If our shareholders take any action by written consent in lieu of a meeting we must notify all of our shareholders that did not consent to the action in writing within 10 days after receiving the written consent and describe the action to them.
     Indemnification. Our Articles of Incorporation and By-Laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by law. Our By-Laws permit us to purchase insurance on behalf of our directors, officers, employees and agents against liabilities that they may incur in those capacities, whether or not we would have the power to indemnify them against such liabilities.
LEGAL MATTERS
     Greenberg Traurig, P.A., Miami, Florida has passed upon the validity of the issuance of the securities being offered by this prospectus.
EXPERTS
     The consolidated financial statements of MasTec, Inc. at December 31, 2005 and 2004 and for the two years then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 (incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005) have been incorporated in reliance on the report of BDO Seidman, LLP, independent registered public accounting firm, given on the authority of such firm as an expert in accounting and auditing.
     The consolidated financial statements of MasTec, Inc. for the year ended December 31, 2003 appearing in MasTec, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT MASTEC
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have filed a registration statement to register with the SEC the shares of our common stock listed in this prospectus. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. You may read and copy the reports, statements and other information that we file, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the internet site maintained by the SEC at http://www.sec.gov. In addition, our SEC filings and other information about our company are available on our internet website: http://www.mastec.com. Please note that our internet address is included in this prospectus as an inactive textual reference and the information included on our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

     For information about us, you should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with information other than this prospectus or to make representations as to matters not stated in this prospectus. If anyone else has provided you with different information, you should not rely on it.
     This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that offer or sale would not be permitted.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:
•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 1, 2006;

•	our definitive Proxy Statement, filed in connection with our 2005 Annual Meeting of Stockholders filed on April 25, 2005;

•	our Current Reports on Form 8-K, filed on January 6, 2006, January 23, 2006, February 6, 2006 and April 6, 2006 (not including any information furnished under Items 2.02 or 7.01 of Form 8-K, which information is not incorporated by reference herein); and

•	The description of our common stock contained in Form 8-A filed on February 10, 1997 (File No. 001-08106).
     In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, will be deemed to be incorporated herein by reference and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated herein by reference will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in a subsequently filed document incorporated herein by reference, modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.
     We will provide without charge to each person, including any stockholder, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, Florida 33134
Attention: Alberto de Cardenas
(305) 599-1800

637,214 SHARES
COMMON STOCK

PROSPECTUS

April 28, 2006

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.